Exhibit 12

Bank of Hawaii Corporation and Subsidiaries

Statement Regarding Computation of Ratios

(Unaudited)

	Nine Months Ended
	September 30,
(dollars in thousands)	2006		2005
Earnings:
1. Income Before Provision for Income Taxes	$218,088		$214,699
2. Plus: Fixed Charges Including Interest on Deposits	120,724		69,840
3. Earnings Including Fixed Charges and Including Interest on Deposits	338,812		284,539
4. Less: Interest on Deposits	72,753		40,947
5. Earnings Excluding Interest on Deposits	$266,059		$243,592

Fixed Charges:
6. Fixed Charges Including Interest on Deposits	$120,724		$69,840
7. Less: Interest on Deposits	72,753		40,947
8. Fixed Charges Excluding Interest on Deposits	$47,971		$28,893

Ratio of Earnings to Fixed Charges:
Including Interest on Deposits (Line 3 divided by Line 6)	2.8	x	4.1	x
Excluding Interest on Deposits (Line 5 divided by Line 8)	5.5	x	8.4	x